Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ACHIEVES MECHANICAL COMPLETION AT PEÑASQUITO PROJECT

VANCOUVER, British Columbia, July 13, 2009 – Goldcorp Inc. is pleased to announce that construction of the first sulphide process line (Line 1) at its Peñasquito project in Zacatecas, Mexico is complete and commissioning work is advancing on schedule.

•	The primary crusher is complete and has filled the coarse ore stockpile with 230,000 tonnes of crushed ore in preparation for initial milling.

•	The Line 1 feeders and conveying systems are complete.

•	Construction of the Line 1 SAG mill and two ball mills is complete and commissioning is under way.

•	The Line 1 lead and zinc flotation circuits are essentially complete.

For video clips showing start-up and operation of the Line 1 mills as well as the latest photographs from the site, please visit www.goldcorp.com and click on Operations/Peñasquito.

“Reaching mechanical completion on time and on budget is a tremendous accomplishment and a testament to the excellent team assembled at Peñasquito,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “The next important milestones will be reached with the production and shipment of first concentrates during the second half of 2009 and expected commercial production at this world-class mine on January 1, 2010.”

Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned completion in the third quarter of 2010.  Many of the components are already on site, including the wrap-around drive motor for the SAG mill and the motors for the two ball mills.  The mill shells for both the SAG and ball mills arrived in Mexico in early July and are currently en-route to the site.  Each of the two process lines have designed throughput of 50,000 tonnes per day.  Following the completion of the high pressure grinding roll circuit, throughput is expected to reach 130,000 tonnes per day in the fourth quarter of 2010.

Project Update

Good progress continues to be made in all aspects of project development.  Highlights include:

•
Commissioning of the last of the initial haul trucks.  All 57 of the 300 tonne trucks are operating in conjunction with four electric shovels.  The mining rate is now averaging in excess of 500,000 tonnes per day.  The primary purpose of the current mining of overburden and surface oxide ore is to expose the underlying sulphide ore in preparation for the commencement of milling operations.  Throughout this mining activity, more sulphide ore has been encountered than was planned and as a result a stockpile of 4.2 million tonnes of sulphide has been established ahead of the primary crusher.

•	Construction and permitting of a new, permanent airstrip west of the site facilities to replace the previous temporary facility. Flights to the new airstrip commenced in June.
•	Advancement of mine optimization initiatives, including an independent power plant and in-pit crushing and conveying.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of Gold Eagle’s business, properties and assets with Goldcorp, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Readers should not place undue reliance on forward-looking statements.  For a more detailed discussion of such risks and other factors, please refer to Goldcorp’s website, www.goldcorp.com.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com